SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. [__])*

Perfect World Co., Ltd.
(Name of Issuer)

Class B Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

71372U104**
(CUSIP Number)

Man Group plc Riverbank House 2 Swan Lane London EC4R 3AD United Kingdom Attention: Michelle Robyn Grew, Global Head of Legal and Compliance +44 20 7144 7245
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 12 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Class B Ordinary Shares. CUSIP number 71372U104 has been assigned to the American Depositary Receipts ("ADRs") of the Company. Each ADR represents five Class B Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71372U104	SCHEDULE 13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON GLG Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,634,505 Class B Ordinary Shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,634,505 Class B Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,634,505 Class B Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.31%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 71372U104	SCHEDULE 13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Man Group plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,634,505 Class B Ordinary Shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,634,505 Class B Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,634,505 Class B Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.31%
14	TYPE OF REPORTING PERSON OO, HC

CUSIP No. 71372U104	SCHEDULE 13D	Page 4 of 12 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the Class B Ordinary Shares, par value $0.0001 per share (the "Class B Ordinary Shares "), of Perfect World Co., Ltd., a Cayman Islands company (the "Issuer"). The Issuer's principal executive offices are located at Perfect World Plaza, Building 306, 86 Beiyuan Road, Chaoyang District, Beijing 100101, People's Republic of China.

Item 2.	IDENTITY AND BACKGROUND

(a)	This statement is filed by the entities and persons listed below, who are collectively referred to herein as the "Reporting Persons" with respect to the Class B Ordinary Shares:

Investment Manager:

(i) GLG Partners LP (the "Investment Manager"), with respect to the Class B Ordinary Shares held by certain funds and/or managed accounts to which the Investment Manager serves as investment manager (collectively, the "GLG Funds").

Parent Company:

(ii) Man Group plc (the "Parent Company"), which indirectly, through various intermediate entities, controls the Investment Manager, with respect to the Class B Ordinary Shares held by each of the GLG Funds.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the Class B Ordinary Shares reported herein.

(b)	The address of the business office of the Investment Manager is 1 Curzon Street, London, England, W1J 5HB, United Kingdom. The address of the business office of the Parent Company is Riverbank House, 2 Swan Lane, London, EC4R 3AD, United Kingdom.

(c)	The principal business of: (i) the Investment Manager is to serve as investment manager to a variety of private investment funds and managed accounts, including the GLG Funds and (ii) the Parent Company is to serve as the ultimate owner of a variety of entities.

CUSIP No. 71372U104	SCHEDULE 13D	Page 5 of 12 Pages

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

On December 12, 2013, the Investment Manager agreed to settle an administrative proceeding with the Securities and Exchange Commission (the "SEC") in which the SEC alleged that the Investment Manager did not maintain sufficient controls relating to the valuation of Level 3 assets and that, as a result, relevant information relating to the valuation of a single private equity asset was not provided to the independent pricing committee in a timely manner. The SEC alleged that, as a result of the inadequacies of the Investment Manager's controls, the private equity asset was overvalued from 2008 through 2010, resulting in inflated fee revenue for the Investment Manager and its affiliate, GLG Partners, Inc. ("GPI"), and that overvaluation led to misstatement in GPI's filings with the SEC relating to the period from 2008 through the second quarter of 2010. Without admitting or denying the SEC's allegations, the Investment Manager and GPI consented: (1) to entry of the order; (2) to each pay civil monetary penalties in the amount of $375,000, disgorgement in the amount of $7,766,667 in the aggregate, and pre-judgment interest in the amount of $437,679 in the aggregate; (3) to comply with the undertakings enumerated in Section III of the order; and (4) to cease and desist from committing or causing any violation and any future violation of Sections 13(a), 13(b)(2)(A) and 13(b)(2)(B) of the Securities Exchange Act of 1934, and Rules 12b-20, 13a-1, 13a-11, and 13a-13 thereunder.

Other than as set forth above, none of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	The Investment Manager is a is a limited partnership organized under the laws of the United Kingdom. The Parent Company is a public limited company organized under the laws of the United Kingdom.

The Reporting Persons have executed a Joint Filing Agreement, dated July 2, 2015, with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 1.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Class B Ordinary Shares by the GLG Funds reported herein were derived from general working capital. A total of approximately $45.8 million was paid to acquire the Class B Ordinary Shares reported herein.

CUSIP No. 71372U104	SCHEDULE 13D	Page 6 of 12 Pages
Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Class B Ordinary Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer. The Reporting Persons acquired the Class B Ordinary Shares pursuant to investment strategies, including merger arbitrage and event driven strategies, because they believed that the Class B Ordinary Shares reported herein, when purchased, represented an attractive investment opportunity. Accordingly, the Reporting Persons may not be eligible to report this position on a Schedule 13G. See Colish, Faith (No-Act., Available March 24, 1980). On April 27, 2015, the Issuer filed a Report of Foreign Private Issuer on Form 6-K disclosing it had entered into an Agreement and Plan of Merger dated as of April 26, 2015 (the "Merger Agreement") with Perfect Peony Holding Company Limited and Perfect World Merger Company Limited. The transactions contemplated by the Merger Agreement are hereinafter referred to as the "Proposed Transaction".

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Class B Ordinary Shares reported herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Persons' investment in the Class B Ordinary Shares, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the terms of the Proposed Transaction and any other offers or developments related thereto, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board of Directors, price levels of the Class B Ordinary Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Class B Ordinary Shares or selling some or all of their Class B Ordinary Shares, engaging in hedging or similar transactions with respect to the Class B Ordinary Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Class B Ordinary Shares and percentages of the Class B Ordinary Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 219,266,335 Class B Ordinary Shares reported to be outstanding as of April 26, 2015 in the Merger Agreement filed as Exhibit 99.2 to the Foreign Private Issuer on Form 6-K filed on April 27, 2015.

CUSIP No. 71372U104	SCHEDULE 13D	Page 7 of 12 Pages

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Class B Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Class B Ordinary Shares within the past sixty days by the Investment Manager on behalf of the GLG Funds, which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference. The Parent Company did not enter into any transactions in the Class B Ordinary Shares within the past sixty days.

(d)	No person other than the Reporting Persons and the GLG Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Class B Ordinary Shares.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Joint Filing Agreement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:	Joint Filing Agreement Statement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 71372U104	SCHEDULE 13D	Page 8 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 2, 2015

GLG PARTNERS LP
By: GLG Partners Limited, its General Partner

By: /s/ Jasveer Singh
Name: Jasveer Singh
Title: Director

MAN GROUP PLC

By: /s/ Michelle Robyn Grew
Name: Michelle Robyn Grew
Title: Global Head of Legal and Compliance

CUSIP No. 71372U104	SCHEDULE 13D	Page 9 of 12 Pages

Schedule A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the "Instruction C Persons"). To the best of the Reporting Persons' knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Class B Ordinary Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

REPORTING PERSON: GLG PARTNERS LP

GLG Partners Limited serves as the general partner of GLG Partners LP. Its business address is 1 Curzon Street, London, England, W1J 5HB, United Kingdom. Its principal occupation is serving as the general partner of the Investment Manager. GLG Partners Limited is a United Kingdom company.

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of GLG Partners Limited:

Name	Position	Citizenship	Present Principal Occupation	Business Address
Tania Inge Maria Cruickshank	Director	British	Head of Group Legal, Man Group plc	Riverbank House, 2 Swan Lane, London, EC4R 3AD, United Kingdom
Stephen Luke Ellis	Director	British	President, Man Group plc	Riverbank House, 2 Swan Lane, London, EC4R 3AD, United Kingdom
Jasveer Singh	Director	British	General Counsel, Man Group plc	Riverbank House, 2 Swan Lane, London, EC4R 3AD, United Kingdom
Jonathan Edward Hugh Sorrell	Director	British	Chief Financial Officer, Man Group plc	Riverbank House, 2 Swan Lane, London, EC4R 3AD, United Kingdom
George Edmund Richard Wood	Director	British	Group Financial Controller, Man Group plc	Riverbank House, 2 Swan Lane, London, EC4R 3AD, United Kingdom
Elizabeth Anne Woods	Secretary	British	Senior Assistant Secretary, Man Group plc	Riverbank House, 2 Swan Lane, London, EC4R 3AD, United Kingdom

CUSIP No. 71372U104	SCHEDULE 13D	Page 10 of 12 Pages

REPORTING PERSON: MAN GROUP PLC

Name	Position	Citizenship	Present Principal Occupation	Business Address
Jonathan Robert Aisbitt	Director, Chairman	British	Chairman, Man Group plc	Riverbank House, 2 Swan Lane, London, EC4R 3AD, United Kingdom
Phillip Maxwell Colebatch	Director	Australian	Non-executive directorships and advisory positions for a variety of organisations	Riverbank House, 2 Swan Lane, London, EC4R 3AD, United Kingdom
John Michael Cryan	Director	British	Co-Chief Executive Officer, Deutsche Bank	Riverbank House, 2 Swan Lane, London, EC4R 3AD, United Kingdom
David Andrew Horton	Director	British	Chief Executive Officer, Beazley plc	Riverbank House, 2 Swan Lane, London, EC4R 3AD, United Kingdom
Matthew John Lester	Director	British	Chief Finance Officer, Royal Mail plc	Riverbank House, 2 Swan Lane, London, EC4R 3AD, United Kingdom
Emmanuel Roman	Director, Chief Executive Officer	French	Chief Executive Officer, Man Group plc	Riverbank House, 2 Swan Lane, London, EC4R 3AD, United Kingdom
Debasish Satya Sanyal	Director	British	Executive Vice President, Strategy & Regions, BP	Riverbank House, 2 Swan Lane, London, EC4R 3AD, United Kingdom
Nina Beth Shapiro	Director	American	Non-executive directorships and advisory positions for a variety of organisations	Riverbank House, 2 Swan Lane, London, EC4R 3AD, United Kingdom
Jonathan Edward Hugh Sorrell	Director, Chief Financial Officer	British	Chief Financial Officer, Man Group plc	Riverbank House, 2 Swan Lane, London, EC4R 3AD, United Kingdom
Rachel Rowson	Secretary	British	Company Secretary, Man Group plc	Riverbank House, 2 Swan Lane, London, EC4R 3AD, United Kingdom
Stephen Luke Ellis	President	British	President, Man Group plc	Riverbank House, 2 Swan Lane, London, EC4R 3AD, United Kingdom

CUSIP No. 71372U104	SCHEDULE 13D	Page 11 of 12 Pages

Schedule B

This Schedule sets forth information with respect to each purchase and sale of ADRs, each representing five Class B Ordinary Shares, which were effectuated by the Investment Manager on behalf of the GLG Funds during the past sixty days. All transactions were effectuated in the open market through a broker.

Trade Date	ADRs Purchased (Sold)	Price Per ADR ($)*

04/27/2015	60,000	19.24
04/28/2015	105,130	19.50
04/29/2015	33,482	19.50
04/30/2015	250,000	19.55
05/01/2015	46,113	19.50
05/06/2015	26,655	19.56
05/07/2015	200,000	19.57
05/07/2015	641	19.49
05/12/2015	78,301	19.52
05/13/2015	31,700	19.55
05/14/2015	100,000	19.54
05/18/2015	233,245	19.60
05/19/2015	100	19.60
05/27/2015	200,000	19.70
05/29/2015	200,000	19.79
06/01/2015	97,433	19.80
06/05/2015	(29,065)	19.85
06/05/2015	31,758	19.85
06/08/2015	19,100	19.85
06/09/2015	133,242	19.85
06/12/2015	100,000	19.88
06/15/2015	4,066	19.80
06/18/2015	8,981	19.83
06/19/2015	41,385	19.91
06/19/2015	(41,385)	19.91
06/19/2015	91,019	19.83
06/22/2015	150,000	19.82
06/22/2015	12,100	19.83
06/23/2015	37,600	19.86
06/24/2015	5,300	19.76
06/24/2015	100,000	19.80

* Excluding commissions.

CUSIP No. 71372U104	SCHEDULE 13D	Page 12 of 12 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: July 2, 2015

GLG PARTNERS LP
By: GLG Partners Limited, its General Partner

By: /s/ Jasveer Singh
Name: Jasveer Singh
Title: Director

MAN GROUP PLC

By: /s/ Michelle Robyn Grew
Name: Michelle Robyn Grew
Title: Global Head of Legal and Compliance